82-3322

03007246

GRASIM
ADITYA BIRLA GROUP

By Air Mail

03 MAR 11 AM 7:21

SUPPL

February 26, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

Please refer to our previous letter dated January 27, 2003 informing you that Grasim would submit an alternate proposal for demerger of the cement business of Larsen & Toubro Limited (L&T) for the consideration of the Board of L&T. The information was sent to the Stock Exchanges as a matter of abundant caution, as the same might have been regarded as development required to be informed to the Stock Exchanges by some quarters.

SEBI has now advised the Company to disseminate the following information to the Stock Exchanges:

Grasim has made the proposal to L&T on January 27, 2003 and this proposal was circulated by L&T's Board in its meeting held on January 29, 2003. Grasim has made the proposal for vertical demerger of L&T's cement business into a separate company and for making an Open Offer for acquiring control over the proposed new cement company by Grasim at a price of Rs.130/- per share. Further, it has been stated by Grasim in the same proposal to L&T Board that the value (price of Rs.130 per share for the cement business) is based on a combination of methods and the ratio of equity value of the remaining L&T business to the equity value of cement business is 1.25:1. On a sum of parts basis, assuming that a vertical demerger would create two separate entities, and on a relative basis, Grasim has valued the cement business of L&T at Rs.130 per share and the remaining businesses of L&T at Rs.162.50 per share and hence, with the aforesaid assumption, the equity value of L&T works out to Rs.292.50 per share.

Grasim also wishes to clarify that the price of Rs.130 per share has been indicated in the proposal based on the limited published information available to it. The same may vary depending upon further details, which may become available, or any other related development.

Grasim wishes to reiterate that it does not have any control over L&T. It would be entirely upto the Board and shareholders of L&T to decide upon the proposal. They may accept the proposal with or without modification or reject the same altogether. It is also not possible for Grasim to indicate any time frame for implementation of the above proposal of demerger by L&T.

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

3/13

PROCESSED
MAR 19 2003
THOMSON FINANCIAL